SCHEDULE 13G

                                (Amendment No. 3)


                               CUSIP NO. 227478104
                                Page 6 of 6 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                               A.T. CROSS COMPANY
                                (Name of Issuer)



                       Class A Common Stock, $1 Par Value
                         (Title of class of securities)



                                    227478104
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)







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     1) Name of Reporting Person.     Edwin G. Torrance
                                  -------------------------

     2) Check the Appropriate box if a Member of a Group (See Instructions)

     (a) [  ]
     (b) [  ]


     3) SEC Use Only......................................



     4) Citizenship or Place of Organization. United States

Number of      (5)  Sole Voting Power:  5,500
Shares Bene-
ficially       (6)  Shared Voting Power:  480,000
Owned By       (1,382,400 if all Class B common stock
Each Report-   beneficially owned is converted to
ing Person     Class A common stock)
With

               (7)  Sole Dispositive Power:  5,500

               (8)  Shared Dispositive Power:  480,000
               (1,382,400 if all Class B common stock
               beneficially owned is converted to Class A common stock)


     9) Aggregate Amount Beneficially Owned by Each Reporting Person. 1,387,900 (assumes conversion of all outstanding Class B common stock to Class A common stock).


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). N/A


     11) Percent of Class Represented by Amount in Row 9. 8.9% (assumes conversion of all outstanding Class B common stock beneficially owned to Class A common stock).


     12) Type of Reporting Person (See Instructions). IN


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Item 1(a).  Name of Issuer.
         A.T. Cross Company.

Item 1(b).  Address of Issuer's Principal Executive Offices.
         One Albion Road, Lincoln, Rhode Island 02865

Item 2(a).  Name of Person Filing.
         Edwin G. Torrance

Item 2(b).  Address of Principal Business Office.

         c/o Hinckley, Allen & Snyder, 1500 Fleet Center,
         Providence, Rhode Island 02903

Item 2(c).  Citizenship.
         United States.

Item 2(d).  Title of Class of Securities.
         Class A Common Stock, $1.00 Par Value.

Item 2(e).  CUSIP Number.
         227478104

Item 3.
         Not applicable.



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Item 4.  Ownership.

     (a) Amount Beneficially Owned.

         5,500 shares held directly
         480,000 held indirectly as co-trustee of trust
         902,400 shares which may be acquired by conversion of Class B Common Stock held as trustee

     (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Torrance represent 8.9% (assumes conversion of all outstanding shares of Class B common stock beneficially owned to an equal number of shares of Class A common stock).

     (c) Number of shares of Common Stock as to which Mr. Torrance has:

          (i)  sole power to vote or to direct the vote: 5,500

          (ii) shared power to vote or to direct the vote: 480,000 (1,382,400 if all Class B shares beneficially owned are converted to Class A shares)

          (iii)sole power to dispose or to direct the disposition of: 5,500

          (iv) shared power to dispose or to direct the disposition of: 480,000 (1,382,400 if all Class B shares beneficially owned are converted to Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 14, 1998                          /Edwin G. Torrancs/
                                                     Edwin G. Torrance